Exhibit 99.1

Browning West Discloses Gildan Activewear’s Efforts to Deprive Shareholders of an Opportunity to Reconstitute the Board at a Validly Requisitioned Special Meeting

Issues Letter to Fellow Shareholders Regarding the Board’s Desperate and Self-Serving Attempt to Avoid Holding Browning West’s Requisitioned Special Meeting

Notes That the Board’s Most Recent Gambit Coincides with Other Troubling Actions, Including the Initiation of a Campaign to Intimidate and Silence Vocal Shareholders

LOS ANGELES--(BUSINESS WIRE)--Browning West, LP (together with its affiliates, “Browning West” or “we”), which is a long-term shareholder of Gildan Activewear Inc. (NYSE: GIL) (TSX: GIL) (“Gildan” or the “Company”) and beneficially owns approximately 5.0% of the Company’s outstanding shares, today issued an open letter to fellow shareholders in response to the Board of Directors’ (the “Board”) attempt to invalidate Browning West’s valid requisition for a Special Meeting of Shareholders (the “Special Meeting”).

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Fellow Shareholders,

You are likely aware that Browning West, a long-term and significant shareholder of Gildan, recently requisitioned a Special Meeting to provide you the opportunity to vote on a reconstitution of the Board. We took this step because Gildan’s directors have destroyed substantial value and jeopardized the Company’s future by abruptly terminating a proven Chief Executive Officer and installing a new leader with a clear track record of value destruction and no articulated strategy. As we had forewarned in our January 9th letter to shareholders, we are writing to alert you that the Board is now resorting to desperate and egregious entrenchment maneuvers to try to deprive you of the opportunity to replace the directors responsible for recent missteps and value destruction with Browning West’s highly qualified director candidates at a Special Meeting.

This past weekend, Browning West was informed that the Board is seeking to invalidate our requisition under Canadian law for a Special Meeting based on the false premise that we violated the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976. Although we would normally just privately address this seemingly flawed and self-serving allegation, it has become clear to us that the Board has no respect for corporate democracy or the shareholder franchise. It is obvious that Browning West poses no substantive antitrust concerns to any concerned authority, which is why the Board’s gambit only reinforces our previously articulated case for removing a majority of directors and specifically: Donald Berg, Maryse Bertrand, Marc Caira, Shirley Cunningham, Charles Herington, Luc Jobin, Craig Leavitt, and Chris Shackelton. Despite holders of approximately 35% of Gildan’s outstanding shares independently publicizing their support for Browning West’s campaign, these directors are deploying Gildan’s corporate machinery on self-serving legal tactics designed to insulate them from accountability. We know that the Board has hired at least three law firms, two investment banks, a public relations firm, a proxy solicitor, and a private investigator. This absurd level of expenditure is being borne by shareholders and deployed against our own interests for the simple reason that the Board presumably knows that if a vote was held today, all eight of our director candidates would be elected. Meanwhile, every day that Gildan delays the Special Meeting, the value destruction and risk of permanent damage to the business continues under the “leadership” of the current Board.

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It is important to highlight that the Board’s troubling conduct extends well beyond this latest stunt. In addition to spending the past two weeks publicizing misinformation about Browning West and Gildan’s founder and former Chief Executive Officer Glenn Chamandy, the Board has been brazenly dismissing our reasonable requests to set a date for the Special Meeting. We have also received unsolicited feedback that the Board has been actively trying to silence vocal shareholders by sending them threatening and meritless legal letters. Additionally, it has come to our attention that Gildan has retained the law firm that Browning West has continuously engaged since the fund’s inception and been using for normal-course investment fund work as recently as last week. We believe that Gildan retained our legal advisor for activism defense services after we issued our December 14th letter to the Board and did so without Browning West providing a conflict waiver. This is a deplorable tactic that poses serious legal and ethical issues, and we are deeply concerned that Browning West’s confidential information has been shared with Gildan and its advisors.

Although we want you to be aware of the facts pertaining to the Board’s disturbing actions, rest assured that Browning West is in no way deterred or intimidated. Gildan has been one of Canada’s greatest value creation case studies, but it is unfortunate that the Board is now turning it into one of Canada’s greatest corporate governance failures. Despite the Board’s intransigence and clear desire to avoid being held accountable at a Special Meeting, we are completely committed to taking all necessary steps, including through the legal and regulatory channels, to protect our investment and set a strong foundation for long-term value creation at Gildan. In our view, the Board’s poor conduct only serves to validate Browning West’s campaign.

Sincerely,

Usman S. Nabi	Peter M. Lee

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No Solicitation

This press release is for informational purposes only and is not a solicitation of proxies. If Browning West determines to solicit proxies in respect of any meeting of shareholders of the Company, any such solicitation will be undertaken by way of an information circular or as otherwise permitted by applicable Canadian corporate and securities laws.

Disclaimer for Forward-Looking Information

Certain information in this news release may constitute “forward-looking information” within the meaning of applicable securities legislation. Forward-looking statements and information generally can be identified by the use of forward-looking terminology such as “outlook,” “objective,” “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “plans,” “continue,” or similar expressions suggesting future outcomes or events. Forward-looking information in this news release may include, but is not limited to, statements of Browning West regarding (i) how Browning West intends to exercise its legal rights as a shareholder of the Company, and (ii) its plans to make changes at the Board and management of the Company.

Although Browning West believes that the expectations reflected in any such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including, without limitation, the risks that (i) the Company may use tactics to thwart the rights of Browning West as a shareholder and (ii) the actions being proposed and the changes being demanded by Browning West, may not take place for any reason whatsoever. Except as required by law, Browning West does not intend to update these forward-looking statements.

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Advisors

Olshan Frome Wolosky LLP is serving as legal counsel, Goodmans LLP is serving as Canadian legal counsel, and Longacre Square Partners is serving as strategic advisor to Browning West. Carson Proxy is serving as proxy advisor.

About Browning West, LP

Browning West is an independent investment partnership based in Los Angeles, California. The partnership employs a concentrated, long-term, and fundamental approach to investing and focuses primarily on investments in North America and Western Europe.

Browning West seeks to identify and invest in a limited number of high-quality businesses and to hold these investments for multiple years. Backed by a select group of leading foundations, family offices, and university endowments, Browning West’s unique capital base allows it to focus on long-term value creation at its portfolio companies.

Contacts

Browning West

info@browningwest.com
310-984-7600

Longacre Square Partners

Charlotte Kiaie / Scott Deveau, 646-386-0091

browningwest@longacresquare.com

Carson Proxy

Christine Carson, 416-804-0825

christine@carsonproxy.com

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